SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)*

Western Refining, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

959319 10 4
(CUSIP Number)

Paul L. Foster 123 W. Mills Avenue, Suite 200 El Paso, Texas 79901 (915) 534-1400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 959319 10 4	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS Paul L. Foster I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,300,545
	8	SHARED VOTING POWER 18,328,784(1)
	9	SOLE DISPOSITIVE POWER 7,294,305
	10	SHARED DISPOSITIVE POWER 18,328,784(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,629,329(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.1%
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)
Includes 138,889 shares of Common Stock that are issuable to Franklin Mountain Investments Limited Partnership (“FMILP”) upon the conversion of the Notes (as defined below) at a conversion price of $10.80 per share.

(2)
Of the shares indicated as beneficially owned by Mr. Foster, 785,314 shares are beneficially owned by WRC Refining Company (“WRCRC”), in which Mr. Foster holds a 97.3% interest, 17,543,470 are beneficially owned by FMILP in which Mr. Foster holds an 89.6% interest and 6,240 are restricted shares that will vest on March 27, 2012 and over which Mr. Foster has sole voting power.  Mr. Foster is the controlling stockholder and Chief Executive Officer of WRCRC and the sole stockholder and President of Franklin Mountain G.P., LLC, the General Partner of FMILP, and as such, may be deemed to have voting and dispositive power over the shares owned by WRCRC and FMILP. Mr. Foster hereby disclaims the beneficial ownership of the shares corresponding to the interests of Jeff A. Stevens, Ralph A. Schmidt and Scott D. Weaver in WRCRC.

This Amendment No. 5 (the “Amendment”) constitutes the fifth amendment to the Schedule 13D originally filed by Paul L. Foster (the “Reporting Person”), with the Securities and Exchange Commission on January 31, 2006, as amended by Amendment No. 1 to such Schedule 13D filed on August 3, 2007, Amendment No. 2 to such Schedule 13D filed on August 27, 2007, Amendment No. 3 to such Schedule 13D filed on March 23, 2009 and Amendment No. 4 to such Schedule 13D filed on December 10, 2010 (as so amended, the “Schedule 13D”), with respect to the common stock, $0.01 par value (the “Common Stock”), of Western Refining, Inc. (the “Issuer”).  Except as specifically amended by this Amendment, the Schedule 13D remains in full force and effect.  Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background

Item 2(c) of the Schedule 13D is hereby amended and restated by deleting the information contained therein and inserting the following:

“The Reporting Person’s principal occupation is to serve as the Executive Chairman of the Issuer.”

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated by deleting the information contained therein and inserting the following:

“See Item 3 above.

On July 26, 2007, the general and limited partners of RHC Holdings, L.P., namely: (i) WRCRC, as general partner and (ii) Jeff A. Stevens, FMILP, the Reporting Person, Ralph A. Schmidt and Scott D. Weaver as limited partners (collectively with WRCRC, the “Partners”) approved a pro rata distribution in kind to the Partners of all of the shares of Common Stock held by RHC Holdings, L.P. on August 2, 2007 (the “Distribution”). As a result of the Distribution, the Partners now directly hold the shares of Common Stock that they previously held indirectly through their respective ownership interests in RHC.

On August 2, 2007, the Partners entered into a Voting Agreement which provided for the voting of certain of their shares of Common Stock and granted an irrevocable proxy to vote such shares to the Reporting Person.  On March 20, 2009, the Partners entered into an Amended and Restated Voting Agreement (the Voting Agreement, as so amended and restated, the “Voting Agreement”). On December 10, 2010, the Voting Agreement was terminated by the parties thereto.

On August 22, 2007, the Reporting Person donated 1,000,000 shares of Common Stock beneficially owned by the Reporting Person to a non-profit institution.

On March 26, 2008 and 2009, respectively, the Issuer granted 58,240 and 18,721 restricted shares of Common Stock to the Reporting Person as a form of long-term, equity-based compensation. These restricted shares will vest over three years from the date of grant.

On June 10, 2009, the Issuer publicly offered shares of its Common Stock and 5.75% Convertible Senior Notes Due 2014 (the “Notes”). Each $1,000 principal amount of the Notes is initially convertible into 92.5926 shares of Common Stock upon the occurrence of certain events, as described in the Issuer’s prospectus supplement relating to the Notes dated June 4, 2009. As part of the public offering, FMILP purchased 166,667 shares of Common Stock and $1,500,000 principal amount of the Notes. The Notes held by FMILP are currently convertible at the option of FMILP into an aggregate of 138,889 shares of Common Stock.

On several occasions in 2011, through unsolicited broker transactions, the Reporting Person and FMILP sold an aggregate of 1,020,000 and 2,040,000 shares of Common Stock, respectively, pursuant to the 2010 Sales Plan (as defined below). These amounts include the sales described in Item 5(c) below. In addition, in December 2011, the Reporting Person and FMILP entered into the 2011 Sales Plan (as defined below).

Except as disclosed herein and except that the Reporting Person may, from time to time or at any time, subject to market and general economic conditions, the requirements of federal or state securities laws and other factors, purchase additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of Common Stock now owned or hereafter acquired by the Reporting Person to one or more purchasers, as of the date of this Schedule 13D, the Reporting Person has no plans or proposals which relate to or would result in any of the following actions:

•	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	any material change in the present capitalization or dividend policy of the Issuer;

•	any other material change in the Issuer’s business or corporate structure;

•	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	any action similar to any of those enumerated above.

Depending on the factors described in the preceding paragraph, and other factors which may arise in the future, the Reporting Person may be involved in such matters and, depending on the facts and circumstances at such time, may formulate a plan with respect to such matters. In addition, the Reporting Person may entertain discussions with, or make proposals to, the Issuer, to other stockholders of the Issuer or to third parties.”

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated by deleting the information contained therein and inserting the following:

“(a)(i) The Reporting Person is the beneficial owner of 25,629,329 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and there being 90,814,773 shares of Common Stock issued (including restricted shares but excluding treasury shares) as of October 28, 2011, constitutes 28.1% of the outstanding shares of Common Stock.  Of the shares indicated as beneficially owned by the Reporting Person, 785,314 shares are beneficially owned by WRCRC in which the Reporting Person holds a 97.3% interest, 17,543,470 are beneficially owned by FMILP (including 138,889 shares of Common Stock that are issuable to FMILP upon conversion of the Notes at a conversion price of $10.80 per share) in which the Reporting Person holds an 89.6% interest and 6,240 are restricted shares that will vest on March 27, 2012 and over which the Reporting Person has sole voting power.  The Reporting Person is the controlling stockholder and Chief Executive Officer of WRCRC and the sole stockholder and President of Franklin Mountain G.P., LLC, the General Partner of FMILP, and as such, may be deemed to have voting and dispositive power over the shares owned by WRCRC and FMILP. The Reporting Person hereby disclaims the beneficial ownership of the shares corresponding to the interests of Jeff A. Stevens, Ralph A. Schmidt and Scott D. Weaver in WRCRC.

(ii) FMILP is the beneficial owner of 17,543,470 shares of Common Stock which, based on the calculations in Item 5(a)(i) above constitutes 19.2% of the outstanding shares of Common Stock.

(iii) WRCRC is the beneficial owner of 807,302 shares of Common Stock which, based on the calculations in Item 5(a)(i) above constitutes 0.9% of the outstanding shares of Common Stock.

(b)(i) Of the shares indicated as beneficially owned by the Reporting Person in Item 5(a)(i) above, 6,240 are restricted shares that will vest on March 27, 2012 and over which the Reporting Person has sole voting power.  The Reporting Person has shared voting and shared dispositive power over 18,328,784 shares, of which 785,314 shares are beneficially owned by WRCRC, in which the Reporting Person holds a 97.3% interest, and 17,543,470 shares are beneficially owned by FMILP (including 138,889 shares of Common Stock that are issuable to FMILP upon conversion of the Notes at a conversion price of $10.80 per share), in which the Reporting Person holds an 89.6% interest. The Reporting Person is the controlling stockholder and Chief Executive Officer of WRCRC and the sole stockholder and President of Franklin Mountain G.P., LLC, the General Partner of FMILP, as such, may be deemed to have voting and dispositive power over the shares owned by WRCRC and FMILP.  WRCRC is a Texas corporation and FMILP is a Texas limited partnership and the business address of each is 123 W. Mills Avenue, Suite 200, El Paso, Texas 79901.  During the past five years, neither WRCRC nor FMILP has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person has sole voting and sole dispositive power over the remaining 7,294,305 shares.

(ii) Of the shares indicated as beneficially owned by FMILP in Item 5(a)(ii) above, FMILP has shared voting and shared dispositive power over all of the shares.  The Reporting Person holds an 89.6% interest in FMILP and is the sole stockholder and President of Franklin Mountain, G.P., LLC, the General Partner of FMILP and as such, may be deemed to have voting and dispositive power over all of its shares.

(iii) Of the shares indicated as beneficially owned by WRCRC in Item 5(a)(iii) above, WRCRC has shared voting and shared dispositive power over all of the shares.  The Reporting Person holds a 97.3% interest in WRCRC and is the President, controlling stockholder and Chief Executive Officer of WRCRC and as such, may be deemed to have voting and dispositive power over all of its shares.

(c) As part of the transactions described in Item 4 of this Schedule 13D, the Reporting Person and FMILP have effected the following transactions through unsolicited broker transactions in the Common Stock during the past 60 days:

	Reporting Person

Transaction Date	Transaction Type	Amount of Shares	Average Price per Share
November 14, 2011	Sale	21,250	$15.3962
November 15, 2011	Sale	21,250	$15.5976
November 28, 2011	Sale	21,250	$11.6460
November 29, 2011	Sale	21,250	$11.5334
December 5, 2011	Sale	21,250	$13.2381
December 6, 2011	Sale	21,250	$12.9160
December 20, 2011	Sale	21,250	$12.3939
December 21, 2011	Sale	21,250	$12.6645

	FMILP

Transaction Date	Transaction Type	Amount of Shares	Average Price per Share
November 14, 2011	Sale	42,500	$15.3959
November 15, 2011	Sale	42,500	$15.5974
November 28, 2011	Sale	42,500	$11.6456
November 29, 2011	Sale	42,500	$11.5335
December 5, 2011	Sale	42,500	$13.2378
December 6, 2011	Sale	42,500	$12.9160
December 20, 2011	Sale	42,500	$12.3939
December 21, 2011	Sale	42,500	$12.6652

WRCRC has not effected any transactions in the Common Stock during the past 60 days.

(d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated by deleting the information contained therein and inserting the following:

“The information provided or incorporated by reference in Items 3 and 4 of this Schedule 13D is hereby incorporated by reference herein.

On December 3, 2010, the Reporting Person and FMILP entered into a 10b5-1 sales plan (the “2010 Sales Plan”) authorizing Goldman, Sachs & Co. (“Goldman Sachs”) to sell up to an aggregate of 1,020,000 shares of Common Stock held by the Reporting Person and 2,040,000 shares of Common Stock held by FMILP pursuant to the 2010 Sales Plan. All sales of Common Stock under the 2010 Sales Plan will be made in Goldman Sachs’ discretion. This description of the 2010 Sales Plan is qualified in its entirety by reference to the terms of the 2010 Sales Plan, which is filed as Exhibit (c)(i) to this Schedule 13D.

On December 7, 2011, the Reporting Person and FMILP entered into a 10b5-1 sales plan (the “2011 Sales Plan”) authorizing Goldman Sachs to sell up to an aggregate of 2,000,000 shares of Common Stock held by the Reporting Person and 1,000,000 shares of Common Stock held by FMILP pursuant to the 2011 Sales Plan. All sales of Common Stock under the 2011 Sales Plan will be made in Goldman Sachs’ discretion. This description of the 2011 Sales Plan is qualified in its entirety by reference to the terms of the 2011 Sales Plan, which is filed as Exhibit (c)(ii) to this Schedule 13D.”

Item 7. Material to Be Filed as Exhibits

Exhibit (c) to the Schedule 13D is hereby replaced with the following:

“(c)(i) 10b5-1 Sales Plan dated as of December 3, 2010, by and among the Reporting Person, FMILP and Goldman Sachs (incorporated by reference to Exhibit (c) to Amendment No. 4 to the Reporting Person’s Schedule 13D filed with the Securities and Exchange Commission on December 10, 2010).

(c)(ii) 10b5-1 Sales Plan dated as of December 7, 2011, by and among the Reporting Person, FMILP and Goldman Sachs.”

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2012

/s/ Paul L. Foster
Paul L. Foster

EXHIBIT INDEX

10b5-1 Sales Plan dated as of December 3, 2010, by and among the Reporting Person, FMILP and Goldman Sachs (incorporated by reference to Exhibit (c) to Amendment No. 4 to the Reporting Person’s Schedule 13D filed with the Securities and Exchange Commission on December 10, 2010).

10b5-1 Sales Plan dated as of December 7, 2011, by and among the Reporting Person, FMILP and Goldman Sachs.